UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2011

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 20, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	20 January 2011
Number	03/11

BHP BILLITON EXPLORATION AND DEVELOPMENT REPORT

FOR THE QUARTER ENDED 31 DECEMBER 2010

This report covers the Group’s exploration and development activities for the quarter ended 31 December 2010. Unless otherwise stated, BHP Billiton’s interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

Development

During the December 2010 quarter, a further US$570 million (BHP Billiton share) of capital expenditure was approved to underpin continued growth in Western Australia Iron Ore’s production profile. The investment expands on BHP Billiton’s earlier pre-commitment of US$1.73 billion (BHP Billiton share) announced in January 2010 and will facilitate the ongoing development of port, rail and Jimblebar mine infrastructure.

Industry wide cost pressure is being experienced across a broad range of projects and reflects stronger producer currencies, particularly in Australia, and underlying inflation on raw material and labour costs.

Project And Ownership	Share Of Approved Capex US$M	Initial Production Target Date	Production Capacity (100%)	Quarterly Progress

Petroleum Projects

Macedon (Australia) 71.43% Gas	1,050	CY13	200 million cubic feet gas per day	On schedule and budget. Drilling campaign completed. The overall project is 14% complete.

Angostura Gas Phase II (Trinidad and Tobago) 45% Gas	180	H1 CY11	280 million cubic feet gas per day	On schedule and budget. Topsides installation completed. Hook-up and commissioning progressing. The overall project is 98% complete.

Bass Strait Kipper (Australia) 32.5% - 50% Gas/Gas Liquids	900	CY12(a)	10,000 bpd condensate and processing capacity of 80 million cubic feet gas per day	Schedule and budget review completed. Additional funding approved. First phase of drilling completed. Mercury encountered in reservoir with solution being managed separately. The overall project is 62% complete.

Bass Strait Turrum (Australia) 50% Gas/Gas Liquids	1,350	CY13	11,000 bpd condensate and processing capacity of 200 million cubic feet gas per day	Schedule and budget review completed. Additional funding approved. The overall project is 54% complete.

North West Shelf CWLH Life Extension (Australia) 16.67% Oil	245	CY11	Replacement vessel with capacity of 60,000 bpd oil	On schedule and budget. Floating Production Storage and Offtake (FPSO) conversion continues. The overall project is 85% complete.

North West Shelf North Rankin B Gas Compression (Australia) 16.67% LNG	850	CY12	2,500 million cubic feet gas per day	On schedule and budget. The overall project is 62% complete.

Minerals Projects

Worsley Efficiency & Growth (Australia) 86% Alumina	1,900	H1 CY11	1.1 million tpa of additional alumina	On schedule. Budget is under review. Construction is 46% complete. The overall project is 59% complete.

Antamina Expansion (Peru) 33.75% Copper	435	Q4 CY11	Increases ore processing capacity to 130,000 tpd	On schedule and budget. Engineering is 91% complete. Construction is 32% complete. The overall project is 40% complete.

Iron Ore (Western Australia) RGP5 85% Iron Ore	4,800	H2 CY11	50 million tpa additional iron ore system capacity	Engineering is 99% complete. Construction is 89% complete. The overall project is 90% complete, based on original scope. The scope of the iron ore development sequence continues to be reviewed.

MAC20 Project (Australia) 100% Energy Coal	260	H1 CY11	Increases saleable thermal coal production by approximately 3.5 million tpa	First production achieved ahead of schedule in October 2010. Ramp up underway. The overall project is 97% complete.

(a)	Facilities ready for first production pending resolution of mercury content.

Minerals Exploration

Grassroots exploration continued on copper targets in Chile and Zambia; nickel and copper targets in Australia; manganese targets in Gabon; and diamond targets in Canada. Exploration for iron ore, coal, bauxite, potash and manganese was undertaken in a number of regions including Australia, Canada, South America and Africa.

For the half year ended 31 December 2010, BHP Billiton spent US$279 million on minerals exploration, of which US$228 million was expensed.

Petroleum Exploration

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 31 December 2010.

Well	Location	BHP Billiton Equity	Status

Deep Blue-1	Green Canyon Gulf of Mexico GC 723	31.875% (Noble operator)	Temporarily suspended Hydrocarbons encountered

SE Longtom-1	Gippsland Basin Australia VIC/RL09	50% (Exxon operator)	Plugged & abandoned Hydrocarbons encountered

Yellowfin-1	Gippsland Basin Australia VIC/RL6	50% (Exxon operator)	Plugged & abandoned Dry hole

Petroleum exploration expenditure for the half year ended 31 December 2010 was US$173 million, of which US$135 million was expensed.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com.

Australia

Brendan Harris, Investor Relations

Tel: +61 3 9609 4323 Mobile: +61 437 134 814

email: Brendan.Harris@bhpbilliton.com

Leng Lau, Investor Relations

Tel: +61 3 9609 4202 Mobile: +61 403 533 706

email: Leng.Y.Lau@bhpbilliton.com

Amanda Buckley, Media Relations

Tel: +61 3 9609 2209 Mobile: +61 419 801 349

email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations

Tel: +61 3 9609 2896 Mobile: +61 429 966 312

email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa

Andre Liebenberg, Investor Relations

Tel: +44 20 7802 4131 Mobile: +44 7920 236 974

email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas

Ruban Yogarajah, Media Relations

Tel: US +1 713 966 2907 or UK +44 20 7802 4033

Mobile: UK +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Americas

Scott Espenshade, Investor Relations

Tel: +1 713 599 6431 Mobile: +1 713 208 8565

email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia